FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 4, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the Summary of the resolutions adopted in the Extraordinary General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on May 1, 2012, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg immediately after the adjournment of the Annual General Meeting of Shareholders of the Company held at 11:00 a.m. (Luxembourg time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Summary of the resolutions adopted in the Extraordinary General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on May 1, 2012, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg immediately after the adjournment of the Annual General Meeting of Shareholders of the Company held at 11:00 a.m. (Luxembourg time)

1.	Decision on the renewal of the authorized share capital of the Company and related authorizations and waivers by:

a.
the renewal of the validity period of the Company’s authorized share capital for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting;

b.
the renewal of the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve;

c.
the renewal of the authorization to the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; waiver of any pre-emptive subscription rights provided for by law and related procedures;

d.
the decision that any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to a pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

i.	any issuance of shares against a contribution other than in cash; and

ii.
any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including without limitation the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).

e.
the acknowledgement and approval of the report of the Board of Directors in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders and related waiver; and

f.	the amendment of article 5 “Share Capital” of the Company’s articles of association to reflect the resolutions on this item of the agenda.

The Meeting resolved to renew the validity period of the Company’s authorized share capital for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of this Meeting.

The Meeting resolved to renew the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of this Meeting, from time to time, to issue shares or rights to shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve.

The Meeting resolved to renew the authorization to the Board of Directors, for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of this Meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital and further resolved to waive any preemptive subscription rights provided for by law and related procedures.

The Meeting resolved that any issuance of shares for cash, within the limits of the authorized share capital, shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

a.
any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and;

b.
any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including without limitation the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).

The Meeting further acknowledged and resolved to approve the report of the Board of Directors dated March 29, 2012, in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders and related waiver. Such report of the Board of Directors shall remain annexed to the present deed to be registered therewith.

The Meeting then approved the amendment of article 5 of the Company’s articles of association to reflect the resolutions on this item of the agenda, so that article 5 of the Company’s articles of association reads as follows:

“The share capital of the Company is set at one billion one hundred and eighty million five hundred and thirty six thousand eight hundred and thirty US dollars (USD 1,180,536,830), represented by one billion one hundred and eighty million five hundred and thirty six thousand eight hundred and thirty (1,180,536,830) shares with a par value of one US dollar (USD 1) per share.
The authorized capital of the Company shall be two billion five hundred million US dollars (USD 2,500,000,000.-), including the issued share capital, represented by two billion five hundred million (2,500,000,000) shares with a par value of one US dollar (USD 1.-) per share.
The board of directors, or any delegate(s) duly appointed by the board of directors, may from time to time, for a period starting on the date of the Extraordinary General Meeting of Shareholders held on 2nd May 2012 and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such Extraordinary General Meeting of Shareholders, issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors, or its delegate(s), may in its or their discretion resolve.
The Extraordinary General Meeting of Shareholders held on 2nd May 2012 has authorised the board of directors, for a period starting on the date of such Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Mémorial of the deed recording the minutes of such Extraordinary General Meeting of Shareholders, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital, and has waived any pre-emptive subscription rights provided for by law and related procedures.
Notwithstanding the waiver of any preemptive subscription rights provided for by law and related procedures, by provision of the present Articles of Association, any issuance of shares within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive subscription rights shall apply):
(i)              any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and
(ii)              any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Any issuance of shares within the authorized share capital must be recorded by notarial deed and this Article 5 must be amended accordingly.
Each share entitles the holder thereof to cast one vote at any shareholders’ meeting, subject to applicable law.
The board of directors may authorize the issuance of bonds which may be but are not required to be, convertible into registered shares, in such denominations and payable in such monies as it shall determine in its discretion. The board of directors shall determine the type, price, interest rates, terms of issuance and repayment and any other conditions for such issues. A register of registered bonds shall be held by the Company.”

2.
The amendment of article 10 “Minutes of the Board” of the Company’s Articles of Association to read as follows: “The proceedings of the board of directors shall be set forth in minutes signed by either (i) the chairman of the board of directors or the chairman of the meeting, together with the secretary of the board of directors, or (ii) a majority of the persons present at the meeting.

Copies of these minutes, or excerpts thereof, as well as any other document of the Company, may be certified by the chairman of the board of directors, the chairman of the relevant meeting, any member of the board of directors, the secretary of the board of directors, or any assistant secretary of the board of directors.”

The Meeting resolved to amend article 10 of the Company’s articles of association to read as follows:

“The proceedings of the board of directors shall be set forth in minutes signed by either (i) the chairman of the board of directors or the chairman of the meeting, together with the secretary of the board of directors, or (ii) a majority of the persons present at the meeting.
Copies of these minutes, or excerpts thereof, as well as any other document of the Company, may be certified by the chairman of the board of directors, the chairman of the relevant meeting, any member of the board of directors, the secretary of the board of directors, or any assistant secretary of the board of directors.”

3.	The amendment of article 11 “Powers” of the Company’s Articles of Association to add the phrase “or by any two directors” at the end of the second paragraph.

The Meeting resolved to amend article 11 of the Company’s articles of association to add the phrase “or by any two directors” at the end of the second paragraph.

4.
The amendment of article 13 “Auditors” of the Company’s Articles of Association to read as follows: “The annual accounts of the Company shall be audited by auditors or audit firms in accordance with applicable law, appointed by the general meeting of shareholders. The general meeting shall determine their number and the term of their office which shall not exceed one (1) year. They may be reappointed and dismissed at any time.”

The Meeting resolved to amend article 13 of the Company’s articles of association to read as follows:

“The annual accounts of the Company shall be audited by auditors or audit firms in accordance with applicable law, appointed by the general meeting of shareholders. The general meeting shall determine their number and the term of their office which shall not exceed one (1) year. They may be reappointed and dismissed at any time.”

5.	The amendment of article 15 “Date and Place” of the Company’s Articles of Association to delete the phrase “the city of” and replacing “11:00 a.m.” with “9:30 a.m.”, on the first paragraph.

The Meeting resolved to amend article 15 of the Company’s articles of association to delete the phrase “the city of” and replace “11:00 a.m” with “9:30 a.m.”, on the first paragraph.

6.	The amendment of article 16 “Notices of Meeting” of the Company’s Articles of Association to read as follows: “The board of directors shall convene all general meetings.
The convening notice for any ordinary or extraordinary general meeting shall comply with the requirements (including as to content and publicity) established by applicable law. For so long as the shares or other securities of the Company are listed on a regulated market, the notice of a general meeting of shareholders shall comply with the requirements (including as to content and publicity) and follow the customary practices in such market.”The Meeting resolved to change the date of the annual general meeting of shareholders of the Company to the first Wednesday of each year by amending article 15 of the Company’s articles of association as set forth in the agenda.”

The Meeting resolved to amend article 16 of the Company’s articles of association to read as follows:

“The board of directors shall convene all general meetings.
The convening notice for any ordinary or extraordinary general meeting shall comply with the requirements (including as to content and publicity) established by applicable law. For so long as the shares or other securities of the Company are listed on a regulated market, the notice of a general meeting of shareholders shall comply with the requirements (including as to content and publicity) and follow the customary practices in such market.”

7.
The amendment of article 17 “Admission” of the Company’s Articles of Association to read as follows: “Admission to a general meeting of shareholders shall be governed by applicable Luxembourg law and the present Articles of Association. For as long as the shares or other securities of the Company are listed on a regulated market within the European Union, participation in a general meeting shall inter alia be subject to the relevant shareholder holding shares of the Company on the fourteenth day (14th) midnight central European time prior to the meeting (unless otherwise provided for by applicable law).

The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.”

The Meeting resolved to amend article 17 of the Company’s articles of association to read as follows:

“Admission to a general meeting of shareholders shall be governed by applicable Luxembourg law and the present Articles of Association. For as long as the shares or other securities of the Company are listed on a regulated market within the European Union, participation in a general meeting shall inter alia be subject to the relevant shareholder holding shares of the Company on the fourteenth day (14th) midnight central European time prior to the meeting (unless otherwise provided for by applicable law).

The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.”

8.
The amendment of article 19 “Vote and Minutes” of the Company’s Articles of Association to read as follows: “Subject to applicable law, resolutions at ordinary general meetings will be passed by the simple majority of the votes validly cast, irrespective of the number of shares present or represented. Extraordinary general meetings may not validly deliberate on proposed amendments to the Articles of Association unless at least half of the issued share capital is represented, unless otherwise provided for by applicable law. If the required quorum is not reached at a first meeting, a second meeting may be convened in accordance with the present Articles of Association and applicable law and such second meeting shall validly deliberate regardless of the number of shares represented.

Resolutions as to amendments to the Articles of Association shall be adopted by two-thirds majority of the votes validly cast, unless otherwise provided for by applicable law.
The nationality of the Company may be changed and the commitments of its shareholders may be increased only with the unanimous consent of all the shareholders and bondholders, if any.
To the extent that no shareholder requests a full account of the voting at the general meeting, the Company may establish the voting results only to the extent needed to ensure that the required majority is reached for each matter submitted to the general meeting.
Minutes of the general meetings shall be signed by the members of the bureau of the meeting. Copies or excerpts of the minutes may be certified by the chairman of the board of directors, the chairman of the relevant meeting, any member of the board of directors, the secretary of the board of directors, or any assistant secretary of the board of directors.”

The Meeting resolved to amend article 19 of the Company’s articles of association to read as follows:

“Subject to applicable law, resolutions at ordinary general meetings will be passed by the simple majority of the votes validly cast, irrespective of the number of shares present or represented.
Extraordinary general meetings may not validly deliberate on proposed amendments to the Articles of Association unless at least half of the issued share capital is represented, unless otherwise provided for by applicable law. If the required quorum is not reached at a first meeting, a second meeting may be convened in accordance with the present Articles of Association and applicable law and such second meeting shall validly deliberate regardless of the number of shares represented.
Resolutions as to amendments to the Articles of Association shall be adopted by two-thirds majority of the votes validly cast, unless otherwise provided for by applicable law.
The nationality of the Company may be changed and the commitments of its shareholders may be increased only with the unanimous consent of all the shareholders and bondholders, if any.
To the extent that no shareholder requests a full account of the voting at the general meeting, the Company may establish the voting results only to the extent needed to ensure that the required majority is reached for each matter submitted to the general meeting.
Minutes of the general meetings shall be signed by the members of the bureau of the meeting. Copies or excerpts of the minutes may be certified by the chairman of the board of directors, the chairman of the relevant meeting, any member of the board of directors, the secretary of the board of directors, or any assistant secretary of the board of directors.”

9.	The amendment of title V “Financial Year, Distribution of Profits” of the Company’s Articles of Association to replace its title by “Financial Year, Distributions.”

The Meeting resolved to amend title V of the Company’s articles of association to replace its title by “Financial Year, Distributions”.

10.
The amendment of article 20 “Financial Year” to replace the last paragraph to read as follows: “Copy of the annual accounts, the auditor’s report on such annual accounts and such other documents required by law shall be made available to shareholders in compliance with applicable law.”

The Meeting resolved to amend article 20 of the Company’s articles of association to replace its last paragraph to read as follows:

“Copy of the annual accounts, the auditor’s report on such annual accounts and such other documents required by law shall be made available to shareholders in compliance with applicable law.”

11.
The amendment of article 21 “Distribution of Profits” of the Company’s Articles of Association to (i) replace its tile by “Distributions”; and (ii) amend article 21 to read as follows: “The surplus after deduction of charges and amortizations represents the net profit at the disposal of the general meeting for free allocation. The board of directors may initiate dividend installments out of profits, share premium or any other available reserves, in accordance with applicable law. Dividends or other distributions decided by the general meeting as well as interim dividends or other distributions for the current financial year decided by the board of directors in accordance with the law, are paid at the periods and places fixed by the board of directors. The Company may be discharged of its obligation in respect of such distributions by transferring funds to a depositary having as principal activity the operation of a settlement system in relation to transactions on securities, dividends, interest, matured capital or other matured monies of securities or of other financial instruments being handled through the system of such depositary. Said depositary shall distribute these funds to his depositors according to the amount of securities or other financial instruments recorded in their name.”

The Meeting resolved to amend article 21 of the Company’s articles of association to (i) replace its title by “Distributions”; and (ii) amend article 21 to read as follows:

“The surplus after deduction of charges and amortizations represents the net profit at the disposal of the general meeting for free allocation. The board of directors may initiate dividend instalments out of profits, share premium or any other available reserves, in accordance with applicable law. Dividends or other distributions decided by the general meeting as well as interim dividends or other distributions for the current financial year decided by the board of directors in accordance with the law, are paid at the periods and places fixed by the board of directors. The Company may be discharged of its obligation in respect of such distributions by transferring funds to a depositary having as principal activity the operation of a settlement system in relation to transactions on securities, dividends, interest, matured capital or other matured monies of securities or of other financial instruments being handled through the system of such depositary. Said depositary shall distribute these funds to his depositors according to the amount of securities or other financial instruments recorded in their name.”